Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $18.4 MILLION, $0.08 PER SHARE, AND CASH FLOW FROM OPERATING ACTIVITIES OF $62.7 MILLION FOR Q2 FISCAL 2027

VANCOUVER, BC, Nov. 5, 2026 /CNW/ -  Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ("Q2 Fiscal 2027") ended September 30, 2026. All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q2 FISCAL 2027

As disclosed on June 29, 2026, in order to comply with new industry-wide government safety regulations, the Company undertook major safety improvement works at the Ying Mining District which affected Q2 Fiscal 2027 metal production and financial results. The major safety improvement works have been substantially completed, inspected by the government and approved to resume operations. These improvements are intended to enhance operational safety and reduce safety risks for the Company.

•	Production results: Produced approximately 0.9 million ounces of silver, 1,371 ounces of gold, or approximately 1.0 million ounces of silver equivalent[1] during the quarter;
•	Revenue of $72.1 million, a decrease of 13% over the three months ended September 30, 2025 ("Q2 Fiscal 2026") due to lower production, which was partially offset by an 82% higher average realized silver price of $61.83 per ounce and a 32% higher gold price of $3,955 per ounce;
•	Cash cost per ounce of silver (net of by-product credits) was $2.14, and all-in sustaining cost per ounce of silver[1] (net of by-product credits) was $24.13, both affected by the safety system improvements which caused less metals to be produced and sold;
•	Adjusted earnings before interest, income tax, depreciation and amortization ("EBITDA") attributable to equity shareholders of $37.7 million, or $0.17 per share, compared to $38.3 million or $0.18 per share in Q2 Fiscal 2026;
•	Net income attributable to equity shareholders of $5.3 million, or $0.02 per share;
•	Adjusted earnings attributable to equity shareholders of $18.4 million, or $0.08 per share, after excluding the non-cash or one-time items, compared to $22.6 million or $0.10 per share in Q2 Fiscal 2026;
•	Cash flow from operating activities of $62.7 million, up $23.5 million, compared to $39.2 million in Q2 Fiscal 2026, including the $43.9 million draw-down from Wheaton in July 2026;
•	Mine Development & Construction: spent and capitalized $26.6 million on exploration, development, equipment and facilities at the China operations, $14.6 million at the Ecuador operations mainly for the development and construction of the El Domo mine, and $9.2 million for Chaarat ZAAV mine construction and drilling activities;
•	Free cash flow generated of $4.7 million, down $6.7 million, compared to $11.4 million in Q2 Fiscal 2026, mainly due to the Company's planned investments to build new mines;
•	Strong treasury position: ended the period with cash and cash equivalents and short-term investments of $383.7 million, a decrease of $3.4 million from the previous quarter, after $50.5 million of capital expenditures on mine construction. In addition, the portfolio of equity investments with a total market value of $428.0 million increased by $124.4 million from the previous quarter; and
•	Subsequent to 30 September, 2026, completed an initial draw-down of RMB750 million (approximately US$112 million) under the RMB1.5 billion syndicated term loan facilities for general corporate purposes and to support the Company's global working capital requirements.
_____________________
[1] Non-GAAP measures, please refer to section 13 for reconciliation.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,			Six months ended September 30,
	2026	2025	Changes	2026	2025	Changes
Financial Results (in thousands of $, except per share)
Revenue	$ 72,097	$ 83,330	(13) %	$ 210,762	$ 164,664	28%
Mine operating earnings	39,883	40,858	(2) %	124,636	76,681	63%
Net Income (loss)*	5,315	(11,516)	146%	64,690	6,610	879%
Per share - basic	0.02	(0.05)	146%	0.29	0.03	875%
Per share - Diluted	0.02	(0.05)	146%	0.27	0.03	809%
Adjusted earnings*	18,354	22,551	(19) %	72,280	43,599	66%
Per share - basic	0.08	0.10	(20) %	0.33	0.20	63%
Per share - Diluted	0.07	0.10	(30) %	0.28	0.20	41%
EBITDA*	28,107	5,567	405%	112,580	39,337	186%
Per share	0.13	0.03	399%	0.51	0.18	182%
Adjusted EBITDA*	37,705	38,312	(2) %	114,988	73,290	57%
Per share	0.17	0.18	(3) %	0.52	0.34	55%
Cash flow from operating activities	62,684	39,180	60%	124,366	87,461	42%
Sustaining capital expenditures	5,415	11,952	(55) %	16,091	22,789	(29) %
Growth capital expenditures	43,434	15,858	174%	63,301	30,788	106%
Free cash flow	4,655	11,370	(59) %	33,259	33,884	(2) %
Basic weighted average shares outstanding	221,210,023	218,585,686	1%	221,174,549	218,290,025	1%
Metals sold
Silver (million ounces)	0.9	1.7	(47) %	2.4	3.5	(31) %
Gold (ounces)	1,574	2,033	(23) %	4,028	3,984	1%
Lead (million pounds)	7.5	14.8	(49) %	21.2	30.0	(29) %
Zinc (million pounds)	1.1	5.7	(81) %	5.3	10.9	(51) %
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	61.83	33.89	82%	66.61	31.60	111%
Gold ($/ounce)	3,955	2,986	32%	3,938	2,932	34%
Lead ($/pound)	0.97	0.91	7%	0.98	0.94	4%
Zinc ($/pound)	1.75	0.98	79%	1.42	0.97	46%
Cost Data per ounce of silver, net of by-product credits ($)
Cash cost	2.14	(0.002)	107,041%	1.63	0.58	181%
All-in sustaining cost	24.13	13.94	73%	20.49	13.70	50%
Financial Position (in thousands of $) as at	September 30, 2026	June 30, 2026		September 30, 2026	March 31, 2026
Cash and cash equivalents and short-term investments	$ 383,744	$ 387,107	(1) %	$ 383,744	$ 422,335	(9) %
Working capital	289,132	293,236	(1) %	289,132	319,461	(9) %
*Attributable to equity holders

INDIVIDUAL MINE OPERATING PERFORMANCE

(i) Ying Mining District

The Ying Mining District produced approximately 0.9 million ounces of silver, 1,371 ounces of gold, or approximately 1.0 million ounces of silver equivalent, plus 7.6 million pounds of lead and 0.7 million pounds of zinc in Q2 Fiscal 2027, representing production decreases of 41% (silver), 34% (gold), 42% (silver equivalent), 41% (lead) and 51% (zinc) over Q2 Fiscal 2026, due to reduced mining during safety system improvement works.

Cash cost per tonne of ore was $96.76 in Q2 Fiscal 2027, up 17% compared to $82.89 in Q2 Fiscal 2026, mainly due to i) higher unit fixed costs allocation as a result of a decrease of 20% in ore production; ii) an increase of 8% in unit mining contractor cost; and iii) a 6% appreciation of the RMB against the USD. Cash cost per ounce of silver, net of by-product credits, was $2.73, up 181% compared to $0.97 in Q2 Fiscal 2026, mainly due to i) higher unit fixed costs allocation as a result of a decrease of 43% in silver ounces sold; ii) a decrease of $4.8 million or 22% in by-product credits as revenue from non-silver metals; and iii) a 6% appreciation of the RMB against the USD.

AISC per tonne was $143.87, up 3% compared to $139.22 in Q2 Fiscal 2026, mainly due to the increase in cash cost per tonne as discussed above, partially offset by a decrease of $5.3 million sustaining capital expenditures. AISC per ounce of silver, net of by-product credits, was $16.11, up 37% from $11.75 in Q2 Fiscal 2026, mainly due to the increase in cash cost per ounce of silver as discussed above and higher unit overhead costs allocation as a result of a decrease of 43% in silver ounces sold.

Ying Mining District	Three months ended					Six months ended
	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	September 30, 2026	September 30, 2025
Ore processed (tonnes)
Silver-lead ore	188,061	290,064	279,627	299,217	235,168	478,125	488,126
Gold ore	25,259	33,152	32,050	29,208	29,834	58,411	60,231
	213,320	323,216	311,677	328,425	265,002	536,536	548,357
Average head grades for silver-lead ore
Silver (grams/tonne)	157	160	161	190	207	159	213
Lead (%)	2.0	2.1	2.2	2.3	2.6	2.0	2.7
Zinc (%)	0.3	0.4	0.4	0.4	0.4	0.3	0.5
Average head grades for gold-ore
Gold (grams/tonne)	1.1	1.2	1.1	1.2	1.4	1.2	1.4
Silver (grams/tonne)	46	48	54	57	81	47	66
Lead (%)	0.6	0.9	0.9	1.1	0.9	0.8	0.8
Recovery rates
Silver (%)	94.1	94.8	95.0	95.3	94.8	94.5	94.7
Gold (%)*	92.9	90.5	90.8	92.8	94.2	91.5	93.8
Lead (%)	90.4	92.4	93.2	93.6	93.5	91.6	93.8
Zinc (%)	57.7	65.2	63.9	63.0	65.8	62.7	64.9
Cash Costs
Cash cost ($/tonne)	96.76	87.05	78.27	75.80	82.89	91.00	83.03
AISC ($/tonne)	143.87	130.25	134.23	134.06	139.22	135.76	134.41
Cash cost, net of by-product credits ($/ounce of silver)	2.73	2.45	(1.03)	(1.22)	0.97	2.56	1.12
AISC, net of by-product credits ($/ounce of silver)	16.11	13.94	13.09	11.32	11.75	14.76	10.88
Metal Production
Silver (million ounces)	0.9	1.4	1.7	1.7	1.5	2.3	3.2
Gold (ounces)	1,371	2,536	2,492	2,096	2,085	3,907	4,135
Silver equivalent (million ounces)	1.0	1.6	1.5	1.9	1.7	2.6	3.6
Lead (million pounds)	7.6	12.4	12.9	14.7	12.9	20.1	27.5
Zinc (million pounds)	0.7	1.6	1.4	1.9	1.4	2.3	3.3
*Gold recovery only refers to the recovery rate for gold ore processed.

Capacity Expansion and Technical Transformation

To expand the scale of mining production and advance deep resource extraction, the Company is implementing expansion and technical transformation projects across all four mining rights of the Ying Mining District (SGX, TLP-LM, HPG, and DCG). To comply with Chinese regulatory requirements, a series of application and approval processes must be completed in connection with these projects, as outlined below. Capacity expansion licenses (increasing to an aggregate of 1.32 million tonnes per annum) for all mining rights have been secured. The Company is now in the process of updating the production safety permits for the expansion and technical transformation projects. The Ying Mining District continues to operate under existing production safety permits.

	Reserve Update Process		Mining License Update Process		Production Safety Permit Update Process
Mining Rights	Reserve registration	Mining Proposal	3-in-1 Report	Updated Mining License	Environmental Impact Assessment	Safety facility design	Underground construction	Production Safety License
SGX	√	√	√	9/24/2035	Submitted	√	In progress	In progress
TLP-LM	√	√	√	2/26/2041	Submitted	√	In progress	In progress
HPG	√	√	√	4/29/2028	√	√	In progress	In progress
DCG	√	√	√	6/16/2037	Submitted	In progress	In progress	In progress
*3-in-1 report includes the Mineral Resource Mining Plan (including the Development and Utilization Plan) and the Mine Area Ecological Restoration Plan.

Safety Compliance Process Status

Major safety improvement works at the Ying Mining District have been substantially completed, inspected by the government and approved to resume operations, which include tunnel enlargement and support, equipment upgrades, replacing all flame-retardant power cables with halogen-free, flame-retardant cables, and expanding the "Six Major Safety Systems" to all tunnels. Approximately $13.4 million was incurred in Q2 Fiscal 2027 for these improvement works.

Meanwhile, the Company is obtaining environmental, safety and land permits for the construction of multiple waste rock storage facilities, to accommodate the additional waste rock produced from extensive tunneling activities, given the aggregate plant cannot process and sell all waste rock generated. Please refer to the details below:

Mining Rights	Waste-Dumps	Status	Design volume （'000 m3）	Progress
SGX	ZG	Operating	483	Reaching full capacity
	HZG	Planned	10,072	Application submitted
HPG	QZ	Operating	1,080	In use
TLP-LM	960m	Operating	640	In use
	JDG	Planned	12,632	Geotechnical study
	LDG	Planned	207	Design Approved
	SCG	Planned	3,479	Design Approved
DCG	No. 1	Planned	638	Application submitted
	No. 2	Planned	485	Application submitted

(ii) GC Mine

In Q2 Fiscal 2027, the GC mine processed 477 tonnes of stockpiled ore and produced approximately 0.01 million ounces of silver, 0.2 million pounds of lead and 0.1 million pounds of zinc, representing production decreases of 91% (silver), 87% (lead) and 97% (zinc) compared to Q2 Fiscal 2026.

Mining activities at the GC Mine were suspended in Q2 Fiscal 2027. The production costs incurred in Q2 Fiscal 2027 mainly represented the milling costs of processing the stockpiled ore.

GC Mine	Three months ended					Six months ended
	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	September 30, 2026	September 30, 2025
Ore Production (tonne)	477	63,237	48,840	87,095	76,249	63,714	151,118
Head grades
Silver (grams/tonne)	51	51	52	52	64	56	66
Lead (%)	1.1	0.8	0.9	1.0	0.9	0.9	0.8
Zinc (%)	1.9	2.3	2.6	2.9	2.8	2.4	2.6
Recovery rates
Silver (%)	83.6	84.0	86.3	85.9	85.8	85.5	85.6
Lead (%)	94.8	92.3	93.5	89.1	89.0	93.3	89.5
Zinc (%)	87.8	90.6	90.6	92.7	91.1	90.5	90.6
Cash Costs
Cash cost ($/tonne)	N/M*	74.59	71.12	53.37	58.20	79.29	60.38
AISC ($/tonne)	N/M*	115.17	109.68	68.53	82.63	129.89	91.23
Cash cost, net of by-product credits ($/ounce of silver)	N/M*	(16.90)	(19.93)	(29.05)	(11.44)	(18.94)	(5.98)
AISC, net of by-product credits ($/ounce of silver)	N/M*	15.00	10.22	(15.66)	4.71	14.69	12.57
Metal Production
Silver (million ounces)	0.01	0.1	0.1	0.1	0.1	0.1	0.3
Lead (million pounds)	0.2	1.0	1.1	1.7	1.3	1.2	2.4
Zinc (million pounds)	0.1	2.9	2.5	5.1	4.2	3.0	7.6
*Not meaningful. Mining activities at the GC Mine were suspended in Q2 Fiscal 2027.

GC Mine Production to Remain Suspended

Mining activities have been suspended since late June 2026. The suspension was ordered by the Guangdong Bureau of the National Mine Safety Administration because the Company's actual development deviated from its 2014 China-standard technical design, which was not updated to reflect changes in geology and tunneling advancement. The GC Mine's safety production permit expired at the end of August 2026 and has not been renewed. Safety inspections by the government have been rigidly focused on any deviation of actual development from the original mine design or any updated mine design. Resumption of production at the GC Mine is pending the completion of an updated mine development design by a qualified Chinese engineering firm, and then a completed filing with, and acceptance by, the National Safety Production Administration Bureau and Department of Emergency Management of Guangdong Province. Once the filing is accepted by government authorities, the GC Mine will be able to construct safety-related production facilities, with Phase 1 of the plan intended to upgrade the existing mining areas, and Phase 2 to develop new, deeper levels below -300 m elevation.

The Company has engaged Changsha Institute of Mining Research Co., Ltd. to update the mine development plan design, including the safety facilities, which is currently expected to be completed by the end of December 2026 and then approved by the Guangdong Provincial Department of Emergency Management in March 2027, however the timing of approval is at the discretion of the applicable governmental authorities and may vary significantly from expectations due to many factors. Following approval, the Company estimates that approximately six to eight months of Phase 1 construction will be required, followed by receipt of a new safety production permit, prior to resumption of production. The Company is targeting a resumption of production in November 2027, subject to the receipt of necessary approvals and timely completion of construction, but there can be no assurance that production will resume when expected or that it will return to prior levels once resumed. The suspension will result in substantially no production or revenue from the GC Mine until resumption. The GC Mine contributed less than 10% to the Company's total revenue for the twelve months ended June 30, 2026.

Most technical personnel at GC have been reassigned to operations at the Ying Mining District, the BYP project permitting process, and construction of the El Domo and Condor projects in Ecuador and the Chaarat project in Kyrgyzstan.

Silvercorp has initiated a process to evaluate strategic alternatives to maximize the value and optimize the re-development of the GC Mine, which may include a partial or complete sale of the mine, or other strategic alternatives. Silvercorp intends to continue to advance the mine's redevelopment in accordance with its existing plans while the review process is underway. The Company has not made any decisions related to any strategic alternatives at this time and there can be no assurance that the process will result in a specific outcome or transaction, or that any transaction will be completed or increase value or optimize the GC Mine. The Company has not set a timetable for the completion of this process and the Company does not intend to provide further updates unless and until it determines that further disclosure is appropriate or required.

CAPITAL EXPENDITURES AND DEVELOPMENT FOR GROWTH

Total capital expenditures in Q2 Fiscal 2027 were $50.5 million, up 89% compared to $26.7 million in Q2 Fiscal 2026, mainly due to the mine construction spending for the Chaarat ZAAV, El Domo and Kuanping projects, and the safety improvements at the Ying Mining District.

•	China Operations:
Capital Expenditures	Capitalized Expenditures
	Ramps and Development Tunneling		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)
Q2 Fiscal 2027
Ying Mining District	11,640	$ 11,115	10,139	$ 5,087	8,578	$ 333	$ 8,204	$ 24,739
GC Mine	60	111	121	114	-	-	475	700
Kuanping	1,507	824	462	440	4,759	152	88	1,206
Subtotal	13,207	12,050	10,722	5,641	13,337	485	8,767	26,645
Q2 Fiscal 2026
Ying Mining District	8,879	$ 6,122	12,639	$ 5,271	34,767	$ 977	$ 822	$ 13,191
GC Mine	1,323	605	1,799	673	4,509	98	36	1,412
Kuanping	831	736	613	221	-	-	220	1,178
Subtotal	11,033	7,463	15,051	6,165	39,276	1,075	1,078	15,781

i) Ying Mining District

Capitalized expenditures for underground ramps, tunnels and drilling amounted to $16.5 million, plus $8.2 million for plant and equipment, of which approximately $7.2 million were incurred and capitalized for the safety improvement works, compared to $12.4 million for underground ramps, tunnels and drilling and $0.8 million for plant and equipment in Q2 Fiscal 2026. Construction of the No. 3 mill continued, and total capital expenditures incurred were approximately $1.3 million in Q2 Fiscal 2027, with the foundations for the machine shop, crushed ore silo, and main plant completed, welding for the elevated water tank finished, and excavation for the tailings thickener currently underway.

ii) GC Mine

Total capitalized expenditures amounted to $0.7 million and mainly represented certain safety facilities procurement in Q2 Fiscal 2027.

iii) Kuanping Project

In Q2 Fiscal 2027, capital expenditures for Kuanping mine construction totaled $1.2 million, with 1,969 metres or $1.0 million worth of ramps and development tunnels and 4,759 metres or $0.2 million worth of diamond drilling completed and capitalized.

•	Ecuador Operations:
Capital Expenditures ($ Thousand)	Package #1*	Package #2*	Package #3*	Packages #4&5*	Construction and Permanent Camps	Direct costs sub-total	Owner's Cost	Total
Q2 Fiscal 2027
El Domo	5,181	1,553	1,206	731	1,166	9,836	4,342	14,178
Q2 Fiscal 2026
El Domo	6,944	-	-	671	194	7,809	2,397	10,206

*Package #1 - Site preparation/Roads/Channels/TSF/SWD

  Package #2 - Open Pit Mining and Stripping

  Package #3 - Processing Plant Construction and Equipment

  Packages #4&5 - Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)

i) El Domo Project

In Q2 Fiscal 2027, capital expenditures for El Domo totaled $14.2 million, compared to $10.2 million in Q2 Fiscal 2026. Construction was impacted by persistent heavy rainfall throughout the quarter, which is typically the dry season, due to the effects of this year's Super El Niño. During the quarter, approximately 1,009,239 cubic metres of excavation and pre-stripping were completed, despite precipitation of 620 millimetres - 489% higher than the six-year average. Not only were construction works impacted during 77 days of rain, but many finished engineering works required upgrades and reinforcement. This has especially impacted the construction of the Tailing Storage Facility (TSF), as all surface water runs to the low point of the initial dam site. Significant efforts were put into the water management systems, involving redesign and optimization of the works, improved materials and revised construction methods to enhance the facilities' resilience to the high-rainfall environment, such as building more water drainage and diversion systems, beyond the original engineering design.

Civil works at the process plant are progressing well as this site is protected by the Northeast Water Channel. The foundations for the plant buildings and main equipment were completed, waiting for installation. The pre-fabricated structural steel for the Process Plant has been shipped from the factory, and the first batch of major long lead-time equipment has also arrived in the Ecuador port.

Construction of a power substation at the El Domo site and the external power line to connect to the power grid has also commenced, while 10 gen-sets of 17 MW capacity are ready to be shipped to site as an independent power supply, as required by Ecuador regulations.

Open-pit pre-stripping has also been impacted by heavy rainfall with insufficient non-acid generating ("NAG") rock supplied for the construction of the TSF "Starter Dam". The operation is supported by a fleet of ten 60-tonne haul trucks and twenty to thirty 30-tonne trucks from local community members assigned to this project.

On November 3, 2026, the construction budget was updated to $298.2 million, an increase of $14.6 million compared to the $283.6 million estimate dated February 4, 2026. For details, please refer to the news release dated November 3, 2026. As a result of extended rainfall caused by Super El Niño, the Company is currently targeting commencement of production at El Domo in November 2027. There can be no assurance that production will commence when targeted or that costs will not increase further.

ii) Condor Project

The Company increased its ownership of the Condor Project in southern Ecuador from 98.7% to 100% in Q4 Fiscal 2026.

In Q2 Fiscal 2027, total expenditures incurred and capitalized were $0.4 million, primarily on permitting, engineering, and community engagement activities, compared to $0.7 million in the same prior year period.

The Company has continued to advance the Free, Prior and Informed Consultation ("FPIC") and Citizen Participation Process ("PPC") required to obtain the small-scale mining environmental license. On October 9, 2026, MAE officially issued a resolution authorizing execution and initiating the FPIC procedures; the process is now in the Registration, Information, Implementation, and Consultation stages. In parallel, a meeting was held with MAE's Undersecretariat for Environmental Quality to discuss launching the PPC. A preliminary site visit is scheduled for November 5-11, 2026, during which the technical team will meet with mayors, parish council presidents, the Zamora provincial government, and the Ombudsman's Office. Following this visit, the "Informative Phase" is planned to run from November 30 to December 13 - a 15-day period during which information centers will be established. License documentation will commence only after both the FPIC and PPC processes have been completed, with completion expected in June 2027. Once this license is secured, the Company will commence the development of underground access tunnels into the Camp and Los Cuyes deposits to facilitate advanced underground exploration and resource definition.

•	Kyrgyzstan Operations:
Kyrgyzstan Operations ($ Thousand)	Phase 1 Tulkubash												Phase 2 Kyzyltash	Total
	Mining			Heap Leach System					Commis-sioning	G&A	Contin- gency	Sub-total	Drilling & Studies
	Open Pit & Waste Dump	Mine Pit Water Treatment Plant	Mine Auxiliary Facilities	Heap Leach	Crusher	ADR Plant	Power Station	Process Plant Auxiliary Facilities
Three months ended September 30, 2026
Chaarat ZAAV	751	-	34	1,593	-	-	-	2	-	1,951	-	4,331	4,912	9,243

i) Tulkubash Project

The Tulkubash project advanced rapidly with $4.3 million of capital expenditures incurred in Q2 Fiscal 2027. A mining contractor, China Railway 19th Bureau Group Co., Ltd. ("CRCC19"), has been hired after a bidding process that involved five bidders. CRCC19 is currently operating in Kyrgyzstan and is also the mining contractor for our El Domo project in Ecuador. Site preparation, surface clearing and earthworks for the construction of the Heap Leach Pad have been completed by CRCC19, with 0.93 million cubic metres of material being cut and removed under the supervision of independent QA/QC agents, UK-based SLR Engineering and locally-based Ken-Too. The site is now largely ready for drainage and liner installation and facility construction, scheduled for the Spring of 2027 after completion of Kyrgyz local adaptation and legalization of the 2021 Ausenco design and after selection of the qualified contractors.

ii) Kyzyltash Project

A 50,000 m drilling program, including both in-fill and step-out, has completed 25,414 m or $4.5 million worth of drilling during the quarter, to upgrade Inferred Mineral Resources to Measured and Indicated categories.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held on Friday, November 6, at 9:00 am PCT (11:00 pm EST). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-510-2154
China Toll: 864000211716
International/Local Toll: 437-900-0527
Conference ID: 88986

Participants should dial-in 10 - 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company's website at www.silvercorpmetals.com.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited consolidated condensed interim financial statements and related notes contains therein for the three months ended September 30, 2026, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorpmetals.com under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, EBITDA and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash cost and AISC per tonne of ore processed, silver equivalent, and working capital. The tonnage of ore production refers to wet tonne, containing approximately 2% to 3% moisture. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-GAAP) measures have been incorporated by reference and can be found under section 13 - Alternative Performance (Non-GAAP) Measures in the MD&A for the three months ended September 30, 2026 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking information") relating to, among other things, mineral resource and mineral reserve estimates at the Company's material properties; estimated production from the Company's mines in the Ying Mining District and the GC Mine; the suspension of mining at the GC Mine; the timing of completion and approval of the updated mine design and safety facilities design; construction of safety facilities; the receipt of a new safety production permit, completion of related construction and resumption of production at the GC Mine, and the timing therefor; the completion and effects of the safety works at the Ying Mining District; the expected impact of the GC Mine suspension; the Company's review of strategic alternatives relating to the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; and estimated El Domo and Kuanping mine construction progress. By its very nature, forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including but not limited to: fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing and estimated amount of capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan; integration and operations of Adventus; government safety inspections and suspensions; the suspension of the GC Mine and uncertainty around production restart; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Auro Metals Inc.; and the other uncertainties, risks and other factors described in the Company's Annual Information Form and filed with the U.S. Securities and Exchange Commission as part of the Company's Form 40-F and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov, could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of added information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 05-NOV-26